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                  [LETTERHEAD OF ROBOTIC VISION SYSTEMS, INC.]



                                         August 19, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:  Robotic Vision Systems, Inc.
         Registration Statement on Form S-1
         File No. 333-118017

Ladies and Gentlemen:

      Robotic Vision Systems, Inc. (the "Registrant") acknowledges that:

- Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                         Very truly yours,

                                         ROBOTIC VISION SYSTEMS, INC.


                                         By: /s/ Ira Roxland
                                             ----------------------------------
                                             Ira Roxland
                                             Assistant Secretary